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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                                 Commission File Number 0-16964
                                                                        --------

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR
For Period Ended: February 28, 1998
[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended: ____________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________

                         Part I. Registrant Information

            Full Name of Registrant: Cancer Treatment Holdings, Inc.
                         Former Name if Applicable: N/A
     4491 South State Road Seven, Suite 318, Fort Lauderdale, Florida 33314 Address of principal executive office (Street and Number),
                            City, State and Zip Code

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

         :   (a)  The reasons described in reasonable detail in Part III
         :        of this form could not be eliminated without unreasonable
         :        effort or expense;
         :
[X]      :   (b)  The subject annual report, semi-annual report, transition
         :        report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
         :        thereof will be filed on or before the 15th calendar day
         :        following the prescribed due date; or the subject quarterly
         :        report or transition report on Form 10-Q, or portion thereof
         :        will be filed on or before the fifth calendar day following
         :        the prescribed due date; and
         :
         :   (c)  The accountant's statement or other exhibit required
         :        by Rule 12b-25(c) has been attached if applicable.


                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, NSAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


                                Page 1 of 3 Pages

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         An extension of time in filing Form 10-QSB is required, since the registrant has entered into a letter of intent to sell substantially all of the assets and liabilities of the the registrant and, as a result, is in the process of negotiating the agreement and determining the impact of this proposed transaction on the financial statements of the registrant as of February 28, 1998. The registrant expects the determination to be available in time for filing within the extension period.

                           Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification:
         Carol O'Donnell                          (203) 254-7765
         ---------------                          --------------
         Name                                     Area Code and Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Cancer Treatment Holdings, Inc.
                  (Name of registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 14, 1998                             By:   /s/ Carol O'Donnell
       --------------                                   --------------------
                                                        Carol O'Donnell
                                                        Secretary

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Attachment to Form 12b-25


                                                 Commission File Number 0-16964
                                                                        -------


                         CANCER TREATMENT HOLDINGS, INC.

Part IV
Other Information

(3) As stated in response to Part III, the registrant has entered into a letter of intent to sell substantially all of its assets and liabilities. The agreement is in the process of negotiation. As a result, the registrant is in the process of determining the impact of this proposed transaction on the registrant's financial statements as of February 28, 1998.